UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐   No ☒

MATERIAL FACT

EMBOTELLADORA ANDINA S.A.

Securities’ Registry No. 124

Santiago, January 22, 2020

Mr. Joaquín Cortes H.

President

Financial Markets Commission

Dear Sirs,

In accordance with Article 9 and Article 10, Section 2, of Law No. 18,045 on Securities Markets, and pursuant to General Regulation (Norma de Carácter General) No. 30 and Notice (Circular) No. 1072 of the Financial Markets Commission, and acting with all necessary corporate authority, I hereby inform you of a material fact with respect to Embotelladora Andina S.A. (the “Company”), its business, its publicly offered securities or the offer thereof:

On January 22, the Company completed the issuance and placement in the international markets of senior notes in an aggregate principal amount of US$300,000,000, due 2050, in an offer conducted in reliance upon Rule 144A and Regulation S under the U.S. Securities Act of 1933.

In this regard, see attached annex, pursuant to Notice No. 1,072 of the Commission.

Yours faithfully,

Jaime Cohen
Chief Legal Officer
Embotelladora Andina S.A.

FORM MATERIAL FACT

PLACEMENT OF FOREING NOTES

1.0	IDENTIFICATION OF THE COMPANY
	1.1	Company Name:	Embotelladora Andina S.A.
	1.2	Commercial Name:	Embotelladora Andina S.A.
	1.3	R.U.T.:	91.144.000-8
	1.4	Securities’ Registry No.:	124
	1.5	Address:	Av. Miraflores 9153, Renca, Santiago, Chile
	1.6	Phone:	(+56 2) 2338 0501
	1.7	Activities and Business: Holding company with business, operations and activities of manufacturing, production, elaboration, processing, bottling, canning, distribution, transportation, import, export, purchase, sale and marketing in general, in any form and title, of all type of food and, in particular, any kind of mineral water, juices, soft drinks and beverages in general and other similar products, and raw materials or semi-fabricated form used in such activities and/or complementary products or related businesses and previous activities.

2.0	THIS COMMUNICATION IS MADE UNDER THE PROVISIONS SET FORTH IN ARTICLE 9 AND SECTION 2 OF ARTICLE 10 OF LAW No. 18,045, AND IT IS ABOUT A MATERIAL FACT REGARDING THE COMPANY, ITS BUSINESSES, ITS PUBLICLY OFFERED SECURITIES AND/ OR THEIR OFFER, AS APPLICABLE.

3.0	ISSUE CHARACTERISTICS

3.1	Base currency:		Dollars of the United States of America.
3.2	Total emission:		US$300,000,000.-
3.3	Carrier/to order:		N/A
3.4	Series:		The notes may be issued in one or more series.
	3.4.1	Amount Series:	N/A
	3.4.2	No. of Notes:	N/A
	3.4.3	Nominal value notes: The notes will be issued in denominations of US$150,000 and integral multiples of US$1,000 in excess thereof.
	3.4.4	Readjustment Type:	N/A
	3.4.5	Interest rate:	3.950% annual
	3.4.6	Date of issue:	January 21, 2020

3.4.7	For each series fill the following table:

Interest Payment No.	Principal Payment No.	Date	Interest Amount	Principal Amount	Payment Total	Aggregate Principal Amount Balance
1	-	21-Jul-2020	5,925,000	0	5,925,000	300,000,000
2	-	21-Jan-2021	5,925,000	0	5,925,000	300,000,000
3	-	21-Jul-2021	5,925,000	0	5,925,000	300,000,000
4	-	21-Jan-2022	5,925,000	0	5,925,000	300,000,000
5	-	21-Jul-2022	5,925,000	0	5,925,000	300,000,000
6	-	21-Jan-2023	5,925,000	0	5,925,000	300,000,000
7	-	21-Jul-2023	5,925,000	0	5,925,000	300,000,000
8	-	21-Jan-2024	5,925,000	0	5,925,000	300,000,000
9	-	21-Jul-2024	5,925,000	0	5,925,000	300,000,000
10	-	21-Jan-2025	5,925,000	0	5,925,000	300,000,000
11	-	21-Jul-2025	5,925,000	0	5,925,000	300,000,000
12	-	21-Jan-2026	5,925,000	0	5,925,000	300,000,000
13	-	21-Jul-2026	5,925,000	0	5,925,000	300,000,000
14	-	21-Jan-2027	5,925,000	0	5,925,000	300,000,000
15	-	21-Jul-2027	5,925,000	0	5,925,000	300,000,000
16	-	21-Jan-2028	5,925,000	0	5,925,000	300,000,000
17	-	21-Jul-2028	5,925,000	0	5,925,000	300,000,000
18	-	21-Jan-2029	5,925,000	0	5,925,000	300,000,000
19	-	21-Jul-2029	5,925,000	0	5,925,000	300,000,000
20	-	21-Jan-2030	5,925,000	0	5,925,000	300,000,000
21	-	21-Jul-2030	5,925,000	0	5,925,000	300,000,000
22	-	21-Jan-2031	5,925,000	0	5,925,000	300,000,000
23	-	21-Jul-2031	5,925,000	0	5,925,000	300,000,000
24	-	21-Jan-2032	5,925,000	0	5,925,000	300,000,000
25	-	21-Jul-2032	5,925,000	0	5,925,000	300,000,000
26	-	21-Jan-2033	5,925,000	0	5,925,000	300,000,000
27	-	21-Jul-2033	5,925,000	0	5,925,000	300,000,000
28	-	21-Jan-2034	5,925,000	0	5,925,000	300,000,000
29	-	21-Jul-2034	5,925,000	0	5,925,000	300,000,000
30	-	21-Jan-2035	5,925,000	0	5,925,000	300,000,000
31	-	21-Jul-2035	5,925,000	0	5,925,000	300,000,000
32	-	21-Jan-2036	5,925,000	0	5,925,000	300,000,000
33	-	21-Jul-2036	5,925,000	0	5,925,000	300,000,000
34	-	21-Jan-2037	5,925,000	0	5,925,000	300,000,000
35	-	21-Jul-2037	5,925,000	0	5,925,000	300,000,000
36	-	21-Jan-2038	5,925,000	0	5,925,000	300,000,000
37	-	21-Jul-2038	5,925,000	0	5,925,000	300,000,000
38	-	21-Jan-2039	5,925,000	0	5,925,000	300,000,000
39	-	21-Jul-2039	5,925,000	0	5,925,000	300,000,000
40	-	21-Jan-2040	5,925,000	0	5,925,000	300,000,000
41	-	21-Jul-2040	5,925,000	0	5,925,000	300,000,000
42	-	21-Jan-2041	5,925,000	0	5,925,000	300,000,000

43	-	21-Jul-2041	5,925,000	0	5,925,000	300,000,000
44	-	21-Jan-2042	5,925,000	0	5,925,000	300,000,000
45	-	21-Jul-2042	5,925,000	0	5,925,000	300,000,000
46	-	21-Jan-2043	5,925,000	0	5,925,000	300,000,000
47	-	21-Jul-2043	5,925,000	0	5,925,000	300,000,000
48	-	21-Jan-2044	5,925,000	0	5,925,000	300,000,000
49	-	21-Jul-2044	5,925,000	0	5,925,000	300,000,000
50	-	21-Jan-2045	5,925,000	0	5,925,000	300,000,000
51	-	21-Jul-2045	5,925,000	0	5,925,000	300,000,000
52	-	21-Jan-2046	5,925,000	0	5,925,000	300,000,000
53	-	21-Jul-2046	5,925,000	0	5,925,000	300,000,000
54	-	21-Jan-2047	5,925,000	0	5,925,000	300,000,000
55	-	21-Jul-2047	5,925,000	0	5,925,000	300,000,000
56	-	21-Jan-2048	5,925,000	0	5,925,000	300,000,000
57	-	21-Jul-2048	5,925,000	0	5,925,000	300,000,000
58	-	21-Jan-2049	5,925,000	0	5,925,000	300,000,000
59	-	21-Jul-2049	5,925,000	0	5,925,000	300,000,000
60	1	21-Jan-2050	5,925,000	300,000,000	305,925,000	0

3.5	Guaranties:

	Yes	No X

3.5.1 Guaranties type and amount: N/A

3.6	Extraordinary Redemption:

	Yes X	No

3.6.1 Procedures and dates:

The Company may redeem the notes, in whole or in part, at any time and from time to time prior to July 21, 2049, at its option, at a redemption price equal to the greater of (1) 100% of the outstanding principal amount of the notes being redeemed, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed to the Par Call Date discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 30 basis points, in each case plus accrued and unpaid interest, if any, thereon to the date of redemption. The Company may also redeem the notes, in whole or in part, at any time and from time to time on or after July 21, 2049, at its option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any to the date of redemption.

Notice of a redemption must be given to each Holder not less than 7 days nor more than 60 days prior to the redemption date. Any redemption may be subject to conditions precedent set forth in the relevant notice of redemption.

The notes may also be redeemed, in whole but not in part, at the Company’s option, if: (i) as a result of any change in, or amendment to, the laws, the Company has or will become obligated to pay Additional Amounts (as defined in the Offering Memorandum) in respect of interest received on the notes at a rate of withholding or deduction in excess of 4.0% (“Excess Additional Amounts”), and (ii) such obligation cannot be avoided by the Company taking reasonable measures available to it. Notice of redemption will not be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Excess Additional Amounts, were a payment in respect of the notes then due.

The above is intended only as a summary. For a full description of redemption procedures, please see the Offering Memorandum and Indenture.

4.0	OFFER

	Public		Private X

5.0	COLOCATION COUNTRY

	5.1.	Name:	United States of America

	5.2	Standards for approval of compromise:

Private placement pursuant to Rule 144A and Regulation S of the Securities Act of the United States of America.

6.0	INFORMATION TO BE PROVIDED

6.1         To future holders:

To the extent the Company shall not have notified the Trustee in writing that the same have been or will be made publicly available by filing with the U.S. Securities and Exchange Commission or on the Company’s website, the Company will furnish (or in lieu of furnishing, make accessible electronically with written notice to the Trustee) to the Trustee:

(1)	as soon as they are available, but in any event within 120 calendar days after the end of each fiscal year of the Company, copies of its audited financial statements (on a consolidated basis) in respect of such fiscal year, in English, prepared in accordance with IFRS and audited by a member firm of an internationally recognized firm of independent accountants; and
(2)	as soon as they are available, but in any event within 75 calendar days after the end of each of the first and third fiscal quarters of each fiscal year of the Company, and within 90 calendar days after the end of the second fiscal quarter of each fiscal year of the Company, copies of its unaudited financial statements (on a consolidated basis) in respect of the relevant period, in English, prepared on a basis consistent with the audited financial statements of the Company and in accordance with IFRS.

In case the Company is not subject to Section 13 or 15(d) of the Exchange Act or exempt from reporting pursuant to Rule 12g3-2(b) of the Exchange Act, the Company will make available, upon request, to any Holder of the notes and any prospective purchaser of notes designated by any Holder, the information required pursuant to Rule 144A(d)(4) under the Securities Act.

Delivery of such reports, information and documents to the Trustee shall be for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of the covenants contained in the Indenture (as to which the Trustee will be entitled to conclusively rely upon an officer’s certificate).

6.2           A future note holder representatives:

See references of providing information in Section 6.1 below.

7.0        INDENTURE

7.1        General characteristics:

Agreement executed on January 21, 2020 between Embotelladora Andina S.A., as Company, and The Bank of New York Mellon, as Trustee, Registrar, Paying Agent and Transfer Agent, under which notes were issued to be placed in foreign markets under Rule 144A and Regulation S of the Securities Act of the United States of America, for an amount of US$300,000,000, due in 2050 with an interest rate of 3.950%.

7.2        Rights and obligations of the holders of bonds:

The rights of note holders, including, among others:

(i)	Payment of principal, interest and any other amount in respect of the notes on the dates and in the manner indicated in the notes and the indenture.

(ii)	Release of information (see section 6.1 above).

(iii)	Acceleration of the notes in the terms and conditions set forth in the indenture.

(iv)	Give up certain defaults or events of default under the terms and conditions set forth in the indenture.

(v)	Initiate a process under the indenture on the terms contained therein.

(vi)	Priority respect to the Company on payments made by the Trustee with the amounts charged in cases of defaults under the indenture.

(vii)	Be notified by the Trustee of any default or event of default actually known to a Trust Officer of the Trustee incurred by the Company under the indenture.

(viii)	Replace the Trustee, in the terms mentioned in the indenture.

(ix)	To consent to certain amendments to the indenture or notes.

8.0          IMPORTANT ADDITIONAL INFORMATION

The indenture contains certain covenants to which the Company has undertaken.

9.0         STATEMENT OF RESPONSIBILITY

The information contained in this form is true and correct as of the date hereof.

Jaime Cohen
Chief Legal Officer
Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, January 23, 2020